May 22, 2013

VIA EDGAR

Ms. Pamela Long
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Coty Inc. Amendment No. 5 to Registration Statement on Form S-1 Filed May 14, 2013 File No. 333-182420

Dear Ms. Long:

On behalf of Coty Inc. (the “Company”), this letter supplementally provides to the staff of the Securities and Exchange Commission a draft Capitalization table reflecting an assumed initial public offering per share price of $17.50, which is the midpoint of the three dollar range discussed in our letter of May 20, 2013. The actual price or price range could vary based on changes to market conditions between the date of this letter and the date when the preliminary prospectus is circulated to investors.

If you should have any questions or would like further information with respect to this matter, please direct them to me at (212) 351-4034. Facsimile transmissions may be sent to me at (212) 351-5237.

Very truly yours,

/s/ Andrew L. Fabens

Andrew L. Fabens

cc:	Patricia Armelin, Securities and Exchange Commission
Jessica Dickerson, Securities and Exchange Commission
Anne McConnell, Securities and Exchange Commission
Jules Kaufman, Coty Inc.
Michael Kaplan, Davis Polk & Wardwell LLP

Coty Inc. pages from draft S-1

CAPITALIZATION

The following table sets forth our cash and cash equivalents, and our total capitalization as of March 31, 2013:

•	on an actual basis;
•	on an as adjusted basis to give effect to:
•	the impact of the initial public offering on our share-based plan award and other stock-related activities as follows:
•	an increase in accumulated deficit of $31.1 million, net of tax, relating to the share-based award expense that we expect to record prior to the completion of our initial public offering to reflect changes in the fair value of the share-based awards and other share-based compensation activity as discussed in note (a) to the table below;
•	an increase in additional paid-in capital of $465.3 million as a result of the reclassification of the share-based compensation liability of $245.3 million (reflected in Accrued expenses and other current liabilities and Other noncurrent liabilities on our Consolidated Balance Sheets as of March 31, 2013) and redeemable common stock of $220.0 million, to reflect the transition from liability plan accounting to equity plan accounting for our share-based plans upon completion of our initial public offering as discussed in note (a) to the table below;
•	a reduction in cash and cash equivalents of $113.8 million, reflecting stock option exercises and common stock redemptions that occurred in May 2013 (see Note 16, “Subsequent Events” in our Condensed Consolidated Financial Statements for further information), as well as a corresponding reduction in accrued expenses and other current liabilities not reflected in total capitalization;
•	a retirement of our treasury stock that occurred in April 2013 (see Note 16, “Subsequent Events” in our Condensed Consolidated Financial Statements for further information) that resulted in a reduction of our common stock and additional paid-in capital of $106.9; and
•	a decrease in common stock and increase in Class A and B common stock to reflect an automatic conversion at closing of the initial public offering of our common stock held immediately prior to the offering into shares of Class A and B common stock as discussed in note (e) to the table below.

The as adjusted information below is illustrative only and will be adjusted based on the actual initial public offering price and other terms of our initial public offering determined at pricing. You should read the information in this table together with our Consolidated Financial Statements and related notes and the information set forth under the captions “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus.

Coty Inc. pages from draft S-1

	As of March 31, 2013
	Actual	As adjusted(a)(b)
	(in millions, except per share data)
Cash and cash equivalents	$782.9	$669.1
Debt:(c)
Short-term debt	$42.2	$42.2
Credit Facility	1,991.3	1,991.3
Senior Notes	500.0	500.0
Capital Lease Obligations	0.1	0.1
Total Debt	2,533.6	2,533.6
Redeemable common stock	220.0	—
Redeemable noncontrolling interests	114.6	114.6

Equity:
Common stock, $0.01 par value, 800.0 shares authorized, 400.4 shares issued and 382.8 outstanding, actual(d); nil, as adjusted	4.0	—
Class A common stock, nil, actual; $0.01 par value, 800.0 shares authorized, 72.2 shares issued and outstanding, as adjusted(d)	—	0.7
Class B common stock, nil, actual; $0.01 par value, 367.8 shares authorized, 310.6 shares issued and outstanding, as adjusted(d)	—	3.1
Preferred stock $0.01 par value, 20 shares authorized, nil shares issued and outstanding, actual and as adjusted	—	—
Additional paid-in capital	1,475.3	1,833.9
Accumulated deficit	(160.0)	(191.1)
Accumulated other comprehensive loss	(129.4)	(129.4)
Treasury stock	(106.9)	—
Total Coty Inc. stockholders’ equity	1,083.0	1,517.2
Noncontrolling interests	17.9	17.9
Total equity	1,100.9	1,535.1
Total Capitalization	$3,969.1	$4,183.3

(a)	The as adjusted data as of March 31, 2013 presents our cash and cash equivalents and total capitalization, and gives effect to the transition from liability plan accounting to equity plan accounting for our share-based plans. The effect includes the recognition of (1) share-based compensation expense of $31.1 million, net of tax, which will be recognized as an expense between April 1, 2013 and the completion of our initial public offering under liability accounting, which reflects the change in the estimated fair value of outstanding share-based awards based on the midpoint of the price range on the cover page of this prospectus and other share-based compensation activity, and (2) an increase to additional paid-in capital of $465.3 million as a result of the reclassification of the share-based compensation liability of $245.3 million and redeemable common stock of $220.0 million to reflect the transition from liability plan accounting to equity plan accounting for our share-based plans upon completion of our initial public offering. Refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Share-based Compensation.”
(b)	Each $1.00 increase (decrease) in the assumed initial public offering price of $17.50 per share would increase (decrease) each of additional paid-in capital, accumulated deficit, total stockholders’ equity and total capitalization by approximately $14.4 million, net of tax, assuming the number of shares offered by the selling stockholders, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions.
(c)	In April 2013, we refinanced our existing Credit Agreement that was scheduled to expire on August 22, 2015. This refinancing had no impact on our outstanding debt balances reflected in the table above. See Note 16, “Subsequent Events” in our Condensed Consolidated Financial Statements for further information.
(d)	Our certificate of incorporation will be amended in connection with our initial public offering to provide that shares of our common stock held immediately prior to the offering will convert automatically at the initial public offering into shares of Class B common stock, in the case of shares held by JAB, Berkshire and Rhône, and into shares of Class A common stock, in the case of shares held by other stockholders, in each case on a one-for-one basis. All shares of Class B common stock sold in the offering by the selling stockholders will convert automatically into shares of Class A common stock on a one-for-one basis upon their sale in the offering.